Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars unless specified otherwise		Canada

Cameco Announces Election of Directors

May 7, 2026

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of nine board members at its annual meeting held on May 7, 2026.

Shareholders elected board members Tammy Cook-Searson, Catherine Gignac, Tim Gitzel, Marie Inkster, Kathryn Jackson, Don Kayne, Peter Kukielski, Dominique Minière and Leontine van Leeuwen-Atkins.

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Against	% Votes Against

Catherine Gignac	72,913,617	98.13%	1,385,967	1.87%

Tammy Cook-Searson	73,976,654	99.57%	322,919	0.43%

Tim Gitzel	74,100,179	99.77%	174,337	0.23%

Marie Inkster	73,781,111	99.33%	494,252	0.67%

Kathryn Jackson	73,302,463	98.69%	972,353	1.31%

Don Kayne	73,311,694	98.81%	882,589	1.19%

Peter Kukielski	74,137,072	99.78%	162,508	0.22%

Dominique Minière	73,460,367	99.35%	480,348	0.65%

Leontine van Leeuwen-Atkins	73,814,853	99.38%	460,340	0.62%

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries
Cory Kos 306-716-6782 cory_kos@cameco.com	Veronica Baker 306-385-5541 veronica_baker@cameco.com